

Investor and Media Contact:
Reid Cox
Director of Investor Relations
& Business Development
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Announces First Quarter 2004 Results

($ millions)	Three months ended		
	Mar. 31, 2004	**Dec. 31, 2003**	**Mar. 31, 2003**
Total Revenues	$29.4	$28.1	$30.5
Net Loss	($7.2)	($9.8)	($10.3)
Loss Per Share (diluted)	($0.20)	($0.27)	($0.28)
Cash, Cash Equivalents & Short-Term Investments	$32.0	$34.7	$51.9
Total DS-0 Equivalent Lines in Service	407,394	428,192	337,294
Minutes of Use (billions)	11.3	11.1	9.4

- *Revenues increase by 5% and net loss improves by 27% from previous quarter*
- *Total lines decrease by 5% while minutes of use increase by 2% from previous quarter*

Stockton, CA – April 28, 2004 – Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of broadband communications services to service providers (SPs) and enterprise customers in the western U.S., today announced its results for the quarter ended March 31, 2004.

Pac-West's total revenues for the first quarter of 2004 increased 4.6% to $29.4 million from revenues of $28.1 million in the fourth quarter of 2003, and decreased 3.6% from revenues of $30.5 million in the first quarter of 2003.

Net loss for the first quarter of 2004 improved 26.5% to $7.2 million from net loss of $9.8 million in the fourth quarter of 2003, and improved 30.1% from net loss of $10.3 million in the first quarter of 2003.

Total DS-0 equivalent lines in service, which include enterprise and SP on-network DS-0 line equivalents, decreased 4.9% to 407,394 at March 31, 2004 from 428,192 lines at December 31, 2003. This decrease was due to an SP customer reducing underutilized lines. Lines increased 20.8% on a year-over-year basis from 337,294 lines at March 31, 2003.

Total minutes of use for the first quarter of 2004 remained relatively constant with a 1.8% increase to 11.3 billion minutes from 11.1 billion minutes in the fourth quarter of 2003, and increased 20.2% from 9.4 billion minutes in the first quarter of 2003.

Hank Carabelli, Pac-West's President and CEO, commented, "The first quarter of 2004 marked the beginning of the second phase of a three phase plan we commenced in 2001. Phase 1 focused on improving the fundamentals of our business: concentrating on our most successful products and markets; improving reliability; reducing costs; restructuring our debt; and introducing unprecedented levels of customer service and retention. Phase 2 is a period of accelerated SP and enterprise customer growth, building on the key fundamental improvements we have made."

Carabelli continues, "In the first quarter of 2004 we completed the acquisition of the assets and certain of the liabilities of Sentient Group, Inc., which allows Pac-West to serve larger-sized enterprise customers by expanding our service offerings with IP Centrex utilizing VoIP (voice over Internet protocol) technology. More recently, we announced a series of investments, such as upgrading our managed dial access network, and selecting a new switching and signaling vendor, that accelerate our ability to deliver next-generation services, such as VoIP, and evolve our network to a packet-based platform. This added functionality and capacity allows us to serve the increasingly complex demands of a larger range of enterprise customers and facilitates growth for our SP customers. We believe we have laid the foundation to support Phase 2 growth, which focuses on deeper penetration in our target customer segments in California."

Ravi Brar, Pac-West's CFO, added, "We are off to a good start in 2004 with consistent growth in enterprise lines and overall minutes of use, and we are utilizing the cash we formerly used to service debt to upgrade our network and increase capacity. We are pleased to report that since the FCC introduced its Intercarrier ISP Compensation Order in the second quarter of 2001, we have been able to offset the scheduled 42% reciprocal compensation rate reductions with 72% total line growth, and 79% quarterly minutes of use growth. As usual, while we continue to experience what we believe are anticompetitive actions from carriers who refuse to fully compensate us for our efforts to terminate traffic for their customers, we believe we will achieve resolution to these issues in 2004."

Revenues

Pac-West's total revenues for the first quarter of 2004 increased 4.6% to $29.4 million from revenues of $28.1 million in the fourth quarter of 2003. This increase was the result of higher reciprocal compensation payments received. During the entire fourth quarter of 2003, Verizon, as well as SBC during the last month of 2003, withheld their reciprocal compensation payments due to their interpretation of the Federal Communications Commission order, which introduced artificial annual growth limits. Revenues for the first quarter of 2004 decreased 3.6% from revenues of $30.5 million in the first quarter of 2003. A 20.2% increase in minutes of use mostly offset lower reciprocal compensation revenue per minute following the movement to the lowest rate contemplated by the FCC Intercarrier ISP Compensation Order in June 2003.

Expenses

Network expenses increased 7.1% to $10.5 million in the first quarter of 2004 from $9.8 million in the fourth quarter of 2003. During the first quarter of 2004, the Company received fewer supplier credits than were received during the fourth quarter of 2003. In addition, the Company recognized additional expenses associated with increased transport costs under the California Public Utilities Commission ruling of May 8, 2003, which went into effect during February 2004. Network expenses decreased 1.9% from $10.7 million in the first quarter of 2003. This decrease was achieved in spite of increased minutes of use largely due to increased network efficiency.

Selling, general and administrative (SG&A) expenses were relatively constant with a decrease of 2.7% to $14.2 million in the first quarter of 2004 from $14.6 million in the fourth quarter of 2003. SG&A expenses decreased 6.6% from $15.2 million in the first quarter of 2003 due principally to reduced maintenance expense incurred on the Company's switching equipment.

Net Loss

Net loss for the first quarter of 2004 improved 26.5% to $7.2 million from net loss of $9.8 million for the fourth quarter of 2003. This was principally due to a loss on redemption of bonds of $3.7 million recognized in the fourth quarter of 2003 relating to a completed tender offer to retire $59.0 million principal amount of Senior Notes. Net loss improved 30.1% from net loss of $10.3 million for the first quarter of 2003. This was principally due to reduced depreciation and amortization expense in the first quarter of 2003. During the first quarter of 2003, the Company re-evaluated the estimated useful lives of certain of its property, plant and equipment. As a result of its evaluation, certain estimated useful lives of asset categories within property, plant, and equipment were adjusted. This adjustment resulted in additional depreciation expense of approximately $2.5 million.

Diluted net loss per share (EPS) for the first quarter of 2004 improved 25.9% to $0.20 from net loss per diluted share of $0.27 in the fourth quarter of 2003, and improved 28.6% from net loss per diluted share of $0.28 in the first quarter of 2003. These improvements were consistent with the improvements in net loss.

EBITDA

EBITDA (earnings before interest, net, income taxes, depreciation and amortization) for the first quarter of 2004 increased 100.0% to $4.7 million from EBITDA of $0.0 million for the fourth quarter of 2003. This increase was principally due to the impact in the fourth quarter of 2003 of the previously announced reciprocal compensation reductions resulting from lower per minute reciprocal compensation rates paid by ILECs and the withholding of reciprocal compensation payments by Verizon for the entire fourth quarter of 2003 as well as by SBC during the last month of 2003, as well as losses on redemption of bonds. Although EBITDA is not a measure of financial performance under generally accepted accounting principles, the Company believes EBITDA is a common measure used by analysts and investors to evaluate its capacity to meet its obligations. Management also uses EBITDA as an internal measurement tool and accordingly, believes that the presentation of EBITDA provides useful and relevant information. EBITDA remained relatively constant with an increase of 2.2% compared to $4.6 million in the first quarter of 2003. The reconciliation of EBITDA to operating cash flow for the periods presented is:

	Three months ended		
($ millions)	Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2003
EBITDA	$4.7	$-	$4.6
Net loss on bond repurchase	-	3.7	-
Changes in operating assets and liabilities	(2.1)	(0.1)	(3.9)
Interest expense, net	(2.8)	(3.5)	(3.0)
Allowance for doubtful accounts receivable	-	0.2	-
Amortization of deferred financing costs	0.2	0.1	0.1
Operating Cash Flow	$0.0	$0.4	($2.2)

Liquidity

As of March 31, 2004, the Company's cash and cash equivalents decreased $2.7 million to $32.0 million from $34.7 million at December 31, 2003. The decrease was primarily due to the payment of the semi-annual interest payments on the Company's 13.5% Senior Notes and the acquisition of the assets and certain of the liabilities of Sentient Group, Inc. for approximately $0.6 million.

Lines in Service, Customer Retention and Minutes of Use

Enterprise on-network DS-0 equivalent lines increased 2.5% to 66,629 at March 31, 2004 from 65,028 lines at December 31, 2003, and increased 13.1% on a year-over-year basis from 58,889 lines at March 31, 2003. Annualized enterprise customer retention in the first quarter of 2004 was 92.3%, unchanged from 92.3% in both the fourth quarter of 2003 and the first quarter of 2003.

SP equivalent lines decreased 6.2% to 340,765 at March 31, 2004 from 363,164 lines at December 31, 2003, and increased 22.4% from 278,405 lines at March 31, 2003. Annualized SP customer line retention in the first quarter of 2004 was 87.3%, compared to 94.6% in the fourth quarter of 2003 and 90.8% in the first quarter of 2003. This decrease in lines and customer line retention from December 31, 2003 was due to an SP customer reducing underutilized lines, which was partially offset by line growth from other customers.

Total DS-0 equivalent lines in service, which include enterprise and SP on-network DS-0 line equivalents, decreased 4.9% to 407,394 at March 31, 2004 from 428,192 lines at December 31, 2003, and increased 20.8% on a year-over-year basis from 337,294 lines at March 31, 2003.

Total minutes of use for the first quarter of 2004 remained relatively constant with a 1.8% increase to 11.3 billion minutes from 11.1 billion minutes in the fourth quarter of 2003, and increased 20.2% from 9.4 billion minutes in the first quarter of 2003.

Investor Call

Management is holding an investor conference call on Thursday, April 29, 2004 at 8:30 a.m. PT/11:30 a.m. ET to discuss the quarterly results. Investors are invited to participate by dialing 1-888-291-0829 or 706-679-7923. A live webcast will be available on Pac-West's website at www.pacwest.com/investor. A replay will be available through May 13, 2004 by dialing 1-800-642-1687 or 706-645-9291 (ID# 6746445), or on Pac-West's website.

Supplemental Financial and Operational Data

Additional supplemental financial and operational data can be accessed in a summary that is posted on Pac-West's website at www.pacwest.com/investor/supplemental. Pac-West's filings with the SEC are also available online at www.pacwest.com/investor.

About Pac-West Telecomm, Inc.

Founded in 1980, Pac-West Telecomm, Inc. (Nasdaq: PACW) is one of the largest competitive local exchange carriers headquartered in California. Pac-West's network carries over 120 million minutes of voice and data traffic per day, and an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2003, as filed with the SEC on March 30, 2004, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to reciprocal compensation payments received by us; the declining rate at which reciprocal compensation payments are determined; the inability to expand our business as a result of the unavailability of funds to do so; adverse affects on our operations as a result of covenants in agreements related to our borrowings; the loss of key executive officers could negatively impact our business prospects; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

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Pac-West Telecomm, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS:

($ thousands except per share amounts)	Three Months Ended March 31 (unaudited)	
	2004	**2003**
Revenues	$29,423	$30,515
Costs and expenses		
Network expenses	10,492	10,698
Selling, general and administrative	14,231	15,204
Depreciation and amortization	9,085	13,866
Total operating expenses	33,808	39,768
Loss from operations	(4,385)	(9,253)
Interest expense, net	2,781	2,990
Other income (loss)	4	(9)
Loss before provision (benefit) from income taxes	(7,162)	(12,252)
Provision (benefit) from income taxes	3	(1,928)
Net loss	($7,165)	($10,324)
Basic weighted average number of shares outstanding	36,608	36,449
Diluted weighted average number of shares outstanding	36,608	36,449
Basic and diluted net loss per share	($0.20)	($0.28)

CONDENSED CONSOLIDATED BALANCE SHEETS:

($ thousands)	Mar. 31, 2004 (unaudited)	Dec. 31, 2003
Cash, cash equivalents and short-term investments	$31,971	$34,657
Trade accounts receivable, net	9,356	7,713
Deferred income taxes	-	3,467
Other current assets	3,549	4,576
Total current assets	44,876	50,413
Property and equipment, net	114,949	121,211
Deferred financing costs, net	1,530	1,635
Other assets, net	1,358	943
Total assets	$162,713	$174,202
Accounts payable and accrued liabilities	$10,366	$11,133
Other current liabilities	10,571	11,957
Total current liabilities	20,937	23,090
Long-term debt	55,926	54,523
Capital lease payable	93	191
Deferred revenue	401	467
Deferred income taxes	-	3,467
Total liabilities	77,357	81,738
Stockholders' equity	85,356	92,464
Total liabilities and stockholders' equity	$162,713	$174,202

Certain prior period amounts have been reclassified to conform to current period presentations.